UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170093

DIVISION OF
CORPORATION FINANCE

January 6, 2017

Yafit Cohn
Simpson Thacher & Bartlett LLP
yafit.cohn@stblaw.com

Re: L-3 Communications Holdings, Inc.
Incoming letter dated December 20, 2016

Dear Ms. Cohn:

This is in response to your letter dated December 20, 2016 concerning the shareholder proposal submitted to L-3 by John Chevedden. We also have received a letter from the proponent dated January 3, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDUM M-07-16

January 6, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: L-3 Communications Holdings, Inc.
Incoming letter dated December 20, 2016

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

There appears to be some basis for your view that L-3 may exclude the proposal under rule 14a-8(i)(7), as relating to L-3's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to L-3's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if L-3 omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which L-3 relies.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

Simpson Thacher & Bartlett LLP

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NEW YORK, NY 10017-3954

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Direct Dial Number | E-mail Address

(212) 455-3815 | yafit.cohn@stblaw.com

VIA E-MAIL

December 20, 2016

Re: L-3 Communications Holdings, Inc.
Omission of Shareholder Proposal from Proxy Materials
Pursuant to Rule 14a-8 of the Securities Exchange Act, as amended

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of L-3 Communications Holdings, Inc. ("L-3" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John Chevedden (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2017 Annual Meeting of Shareholders (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against the Company if it omits the Proposal in its entirety from the Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov, and the undersigned has included her name and telephone number both in this letter and in the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we are:

1. filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission; and

2. simultaneously providing the Proponent with a copy of this submission.

Rule 14a-8(k) of the Exchange Act and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company.

I. The Proposal

On November 3, 2016, the Company received the Proposal, which, as revised by the Proponent on November 23, 2016, sets forth the following resolution for adoption by the Company's stockholders:

> **"Proposal [4] – Confidential Voting**
>
> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)
> - Rule 14a-8 shareholder proposals included in the proxy
>
> This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.
>
> Our management is now able to monitor voting results and spend shareholder money to influence the outcome on matters where they have a direct self-interest such as the

ratification of lucrative stock options and to obtain more votes for their executive pay."

II. Bases for Exclusion

The Company respectfully requests the Staff's concurrence that the Company may exclude the Proposal from its Proxy Materials in reliance on:

- Rule 14a-8(i)(2) because the Proposal would, if implemented, cause the Company to violate state law to which it is subject; and
- Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations.

III. Analysis

A. The Proposal Is Excludable under Rule 14a-8(i)(2) Because, If Implemented, It Would Cause the Company to Violate State Law to Which It Is Subject

Rule 14a-8(i)(2) under the Exchange Act allows a company to exclude a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject. L-3 is a Delaware corporation subject to the Delaware General Corporation Law ("DGCL"). Section 109(b) of the DGCL provides that the bylaws of a Delaware corporation "may contain any provision, *not inconsistent with law* or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers of the rights or powers of its stockholders, directors, officers or employees." (emphasis added). For the reasons set forth below, and as more fully discussed in the supporting opinion of Delaware counsel, Richards Layton & Finger, P.A. (the "Delaware Law Opinion"), attached hereto as Exhibit B, the Proposal may be excluded from the Company's Proxy Materials because adoption of the bylaw it requests would violate Delaware law.

1. The Proposal, If Implemented, Would Impermissibly Restrict the Directors' Exercise of Their Fiduciary Duties

Under Delaware law, directors owe the company and its shareholders a duty of care to inform themselves "of all material information reasonably available to them" before making their decisions. *See, e.g., Benihana of Tokyo, Inc.* v. *Benihana, Inc.*, 891 A.2d 150, 192 (Del. Ch. 2005), *aff'd* 906 A.2d 114 (Del. 2006). When soliciting proxies on a matter as to which the board is required to make a recommendation to shareholders, directors are not only entitled, but also have a fiduciary duty, to access information they deem necessary to adequately discharge their fiduciary duties of disclosing to shareholders all information material to their decision and making their recommendation to shareholders. As recognized by the Delaware Court of Chancery, "[a]s a matter of fiduciary duty, directors should not be advising stockholders to vote for transactions or charter changes unless the directors believe those measures are in the stockholders' best interests." *Mercier* v. *Inter-Tel (Delaware), Inc.*, 929 A.2d 786, 808 (Del. Ch. 2007). Moreover, under Delaware law, until the shareholders' vote is obtained, the board is required to revisit its recommendation to ensure that it is "current and candid"; the board's "ongoing obligation to review and update its recommendation" includes "'an obligation to use reasonable care in presenting a recommendation for stockholder action and in gathering and disseminating corporate information in connection with that recommendation.'" *In re Primedia S'holders Litig.*, 67 A.3d 455, 491 (Del. Ch. 2013) (internal citations omitted).

By prohibiting directors from accessing the "outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against," in connection with a broad array of proposals submitted to a vote of shareholders, the Proposal would, if implemented, prevent directors from apprising themselves of "all material information" necessary to discharge their fiduciary duties. Specifically, the Proposal would preclude directors from obtaining information they may reasonably determine to be necessary to draft an adequate disclosure regarding a proposal submitted to shareholders, make their recommendation to shareholders, or make a decision to abandon a proposal or to adjourn or postpone a meeting to seek additional votes in favor of a proposal. In short, directors cannot fulfill their fiduciary duties under Delaware law when subject to a blanket prohibition, such as in the bylaw contemplated by the Proposal, on viewing information that directors, in the discharge of their fiduciary duties, determine may be material to their decisions. The Proposal's interference with the ability of the Company's directors to fulfill their fiduciary duties under Delaware law renders the Proposal excludable under Rule 14a-8(i)(2).

2. *The Proposal, If Implemented, Would Impermissibly Restrict the Board's Management of the Business and Affairs of the Company*

Section 141(a) of the DGCL provides, in relevant part, that "[t]he business and affairs of every corporation organized under [the DGCL] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the DGCL] or in its certificate of incorporation." As Delaware courts have long held, shareholders are not authorized to substantively limit the board's ability to make business judgments on matters of management policy. *See, e.g.*, *Chapin* v. *Benwood Found., Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979), *aff'd sub nom. Harrison* v. *Chapin*, 415 A.2d 1068 (Del. 1980); *Abercrombie* v. *Davies*, 123 A.2d 893, 899 (Del. Ch. 1956).

There is no exception in either the DGCL or L-3's certificate of incorporation that would permit the Company to be managed by individuals or a body other than its board of directors. If implemented, however, the Proposal would fetter the Company's directors from exercising the managerial discretion they have under the DGCL to make decisions they believe are in the best interests of the Company and all its shareholders. Most notably, the Proposal would impermissibly infringe on the ability of L-3's directors to make decisions with regard whether to update the board's recommendation to shareholders with respect to a proposal, modify or supplement any disclosure document, abandon a proposal before it is voted upon, or adjourn or propose a meeting to seek additional votes in favor of a proposal.

Accordingly, if implemented, the Proposal would violate Delaware law, rendering it excludable under Rule 14a-8(i)(2).

3. *The Proposal, If Implemented, Would Violate the Directors' Rights to Access Books and Records of the Company*

Section 220(d) of the DGCL provides that "any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to the director's position as a director." Under Delaware law, "because of their statutory obligation to manage the business and affairs of the corporation and the concomitant fiduciary duties they owe to the corporation and its stockholders, individual directors have informational rights [under Section 220(d)] that are 'essentially unfettered in nature.'" *In re Information Management Services, Inc.*, 81 A.3d 278, 290 (Del. Ch. 2013).

As discussed above, information regarding the outcome of votes cast by proxy may be "reasonably related" to directors' positions as directors, since directors may require this information to ensure that the board's recommendation to shareholders on a matter submitted to a shareholder vote is "current and candid." Directors are thus entitled to examine this information pursuant to Section 220(d) of the DGCL in furtherance of the discharge of their fiduciary duties. By prohibiting L-3's directors from accessing information maintained by the Company regarding the outcome of votes cast by proxy on a wide variety of uncontested matters – with no exception for obtaining such information pursuant to a court order – the Proposal would, if implemented, violate the directors' right under Delaware law to access corporate books and records of the Company under Section 220(d) in furtherance of the discharge of their fiduciary duties. Accordingly, the Proposal is excludable under Rule 14a-8(i)(2).

B. The Proposal Is Excludable under Rule 14a-8(i)(7) Because It Deals with Matters Relating to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7) of the Exchange Act, a company is permitted to exclude a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The Commission has explained that the policy underlying this exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 40018 (May 21, 1998). As clarified by the Commission, the term "ordinary business operations" in Rule 14a-8(i)(7) "refers to matters that are not necessarily 'ordinary' in the common meaning of the word"; rather, the term is "rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." *Id.*

The Commission has stated that "[t]he policy underlying the ordinary business exclusion rests on two central considerations." Exchange Act Release No. 40018.

The first recognizes that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

The Staff has repeatedly taken the view that shareholder proposals relating to the conduct of annual shareholder meetings relate to the company's ordinary business operations and may be thus excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Servotronics, Inc.* (*avail.* Feb. 19, 2015) (granting no-action relief under Rule 14a-8(i)(7) with regard to a shareholder proposal seeking to incorporate a question-and-answer period in the company's annual shareholder meetings and specifically noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Citigroup Inc.* (*avail.* Feb. 7, 2013) (concurring in the exclusion of a proposal urging the company "to allocate a reasonable amount of time before and after the annual meeting for shareholder dialogue with [the company's] directors" on the ground that the proposal relates to the company's ordinary business operations and explaining that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Con-Way Inc.* (*avail.* Jan. 22, 2009) (permitting the exclusion of a proposal requesting that the board "take the necessary steps to ensure that future Annual Shareholders Meetings be distributed over the Internet using webcast technology" and explicitly stating that the proposal relates "to Con-way's ordinary business operations (i.e., shareholder relations and the conduct of annual meetings)"); *Ford Motor Co.* (*avail.* Jan. 2, 2008) (granting no-action relief under Rule 14a-8(i)(7) with regard to a proposal seeking to establish the location of annual meetings, because the proposal relates "to Ford's ordinary business operations (i.e., the location of Ford's annual meetings)"); *Exxon Mobil Corp.* (*avail.* Mar. 2, 2005) (permitting the exclusion of a proposal requesting that the company set aside time on the agenda at each annual meeting for shareholders to ask questions of the company's non-employee directors, on the ground that the proposal concerns "ExxonMobil's ordinary business operations (i.e., conduct of annual meetings)").

The Proposal relates to the Company's ordinary business of conducting its annual meetings because it seeks to prevent management's access to the outcome of votes cast by proxy, including a running tally of votes for and against, which L-3's management utilizes to prepare for and conduct its annual meetings. The Company uses preliminary voting results to gauge shareholders' views on matters to be voted on at the meeting, providing management and the board the opportunity to communicate with shareholders effectively before the meeting and to prepare for questions or discussion that may arise at the meeting. The Company also relies on preliminary voting information to determine when and how to solicit shareholders before the annual meeting. By impeding communications with shareholders about meeting agenda items, restricting information that is essential to the Company in its solicitation of shareholders, and interfering with the ability of management and the board to be adequately equipped to handle questions at the meeting itself, the

Proposal affects the Company's ability to prepare for and conduct its annual meetings effectively. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

In addition, the Staff has consistently determined that shareholder proposals that affect a company's communications with shareholders on ordinary business matters may be excluded from the proxy statement pursuant to Rule 14a-8(i)(7). In *Peregrine Pharmaceuticals, Inc.* (*avail.* July 16, 2013), for example, the Staff concurred in the exclusion of a shareholder proposal requesting a period of time on every public company conference call for shareholders owning a minimum amount of shares to "ask management, board members and/or consultants on the call questions that relate to the operations of the Company." In so doing, the Staff specifically noted that "the proposal relates to the ability of shareholders to communicate with management, board members and consultants during conference calls" and that "[p]roposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under rule 14a-8(i)(7)." *See also XM Satellite Radio Holdings Inc.* (*avail.* May 14, 2007) (granting no-action relief with regard to a shareholder proposal urging the company's board to impose a monetary fine on the company's officers for failing to promptly respond to shareholder letters, since the proposal relates to the company's "ordinary business operations (i.e., procedures for improving shareholder communications)"); *Advanced Fibre Communications, Inc.* (*avail.* Mar. 10, 2003) (concurring in the exclusion of a proposal requesting that the board establish a designated office to enable direct communications between non-management directors and shareholders and explaining that the proposal relates to the company's "ordinary business operations (i.e., procedures for enabling shareholder communications)").

While the Proposal does not explicitly prohibit shareholder communications, it would discourage and hinder some of the most basic and neutral communications between the Company and its shareholders during the proxy solicitation process, as it would limit access to valuable information about shareholder sentiment that could give rise to important management-shareholder communications. When the Company becomes aware that the opinion of its shareholders regarding an item to be voted on at the annual meeting does not align its own opinion, the Company is likely to engage in shareholder communications on the issue. Without awareness of shareholder concerns regarding ballot items, the Company may not initiate shareholder communications or file and distribute additional solicitation materials that further explain or clarify the board's perspective regarding the relevant proposals. Because the Proposal thus impedes the Company's ability to communicate with shareholders regarding routine proxy solicitations, it is excludable under Rule 14a-8(i)(7).

Indeed, in recent years, the Staff has permitted the exclusion under Rule 14a-8(i)(7) of shareholder proposals that, like the Proposal, were designed to restrict management access to preliminary voting results. In 2014, for example, the Staff granted no-action relief to both FedEx Corporation and NetApp, Inc. with regard to a proposal requesting that "[n]o preliminary voting results shall be provided to management prior to a shareholder meeting unless the Board determines that there is a compelling reason to obtain them." *FedEx Corp.* (*avail.* July 18, 2014); *NetApp, Inc.* (*avail.* July 15, 2014). The Proposal is more restrictive on the Company's ability to manage its day-to-day business operations than the proposals found to be excludable in the *FedEx* and *NetApp* no-action letters, since the Proposal does not permit L-3's board to obtain preliminary voting results even if it finds "a compelling reason" to do so. Moreover, in 2015, the Staff granted no-action relief under Rule 14a-8(i)(7) with regard to a shareholder proposal more similarly worded to the Proposal. That proposal, submitted to Verizon Communications, Inc., requested, in relevant part, that the board "adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes." *Verizon Communications, Inc.* (*avail.* Jan. 22, 2015). In granting no-action relief in each of these three instances, the Staff highlighted that "the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to [the company's] ordinary business."

The Proposal similarly relates to the conduct of the Company's annual meetings and discourages routine communications between the Company and its shareholders, which are ordinary business matters. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

IV. Conclusion

For the reasons discussed above, the Company respectfully requests that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials in reliance on Rule 14a-8(i)(2) or Rule 14a-8(i)(7).

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or yafit.cohn@stblaw.com or Dov Gottlieb at (212) 455-2034 or dgottlieb@stblaw.com.

Sincerely,

Yafit Cohn

Yafit Cohn

Enclosure

cc: Allen E. Danzig, L-3 Communications Corp.
John Chevedden

Exhibit A

Copy of the Proposal and Accompanying Correspondence

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

Mr. Allen E. Danzig
L-3 Communications Holdings, Inc. (LLL)
600 Third Avenue
New York NY 10016
Phone: 212 697-1111
FX: 212-490-0731
FX: 212 805-5477
PH: 212-805-5456

REVISION

Dear Mr. Danzig,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB MEMORANDUN M-07-16***

Sincerely,

John Chevedden

John Chevedden

November 3, 2016
Date

cc: Tama A. Schwartz <Tama.Schwartz@L-3com.com>
Executive Legal Assistant to Allen E. Danzig
PH: 212-805-5324
FX: 212-805-5252

[LLL: Rule 14a-8 Proposal, November 3, 2016]
[Revised November 23, 2016]
[This line and any line above it is not for publication.]

Proposal [4] – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:

• Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules

• Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)

• Rule 14a-8 shareholder proposals included in the proxy

This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.

Our management is now able to monitor voting results and spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain more votes for their executive pay.

Please vote to enhance shareholder value:

Confidential Voting – Proposal [4]

[The line above is for publication.]

John Chevedden, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB MEMORANDUN M-07-16***

Exhibit B

The Delaware Law Opinion

RICHARDS LAYTON & FINGER
Attorneys at Law

December 19, 2016

L-3 Communications Holdings, Inc.
600 Third Avenue
New York, New York 10016

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to L-3 Communications Holdings, Inc., a Delaware corporation (the "Company"), in connection with a stockholder proposal (as revised on November 23, 2016, the "Proposal"), that has been submitted to the Company by John Chevedden (the "Proponent") for the 2017 annual meeting of stockholders of the Company. In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (1) the Amended and Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware on April 30, 2013 (the "Certificate of Incorporation"); (2) the Amended and Restated Bylaws of the Company, dated October 18, 2016 (the "Bylaws"); and (3) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states, in relevant part, the following:

> Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This confidential voting requirement shall apply to:
>
> - Management-sponsored or Board-sponsored resolutions seeking approval of executive pay and for votes mandated under applicable stock exchange rules[;]
>
> - Proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (such as say-on-pay votes)[; and]
>
> - Rule 14a-8 shareholder proposals included in the proxy[.]
>
> This confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum.
>
> Our management is now able to monitor voting results and spend shareholder money to influence the outcome on matters where they have a direct self-interest such as such as [sic] the ratification of lucrative stock options and to obtain more votes for their executive pay.

You have asked our opinion as to whether the bylaw contemplated by the Proposal, if adopted and implemented, would violate Delaware law. For the reasons set forth below, in our opinion, the bylaw contemplated by the Proposal, if adopted and implemented, would violate Delaware law.

DISCUSSION

Although titled "Confidential Voting," the bylaw contemplated by the Proposal may be distinguished from bylaws providing that, subject to specified exceptions and qualifications, proxies and ballots that identify the votes of specific stockholders shall be kept in confidence by the corporation's inspectors of election. The bylaw contemplated by the Proposal would flatly prohibit the Company's directors from accessing, prior to the annual meeting, information regarding the outcome of a wide range of proposals submitted to stockholders, rather than restricting, with appropriate exceptions and qualifications (*e.g.*, where disclosure is required by law), the directors' access to information regarding the manner in which particular stockholders have voted.

Section 109(b) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provides: "The bylaws may contain any provision, *not inconsistent with law* or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees."[1] For the reasons set forth below, the bylaw contemplated by the Proposal, if adopted and implemented, would violate Delaware law in that it would impermissibly prohibit directors from accessing corporate information that they may reasonably determine to be necessary in connection with the discharge of their fiduciary duties.

The Delaware courts have held that, in circumstances where a board of directors is soliciting proxies in connection with a vote of stockholders on a matter as to which the board is required to make a recommendation to stockholders,[2] the board must disclose to the stockholders all information material to their decision and, until the stockholders' vote is obtained, the board must revisit its recommendation such that it is "current and candid."[3] Indeed, in recognition of the board's continuing obligation to revisit its recommendation such that it is current and candid, Section 146 of the General Corporation Law expressly provides that a corporation "may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter."[4] In this context, directors are entitled (and, indeed, have a fiduciary duty) to access corporate information that they determine is necessary to adequately discharge their fiduciary duties of disclosure and to make their recommendation to stockholders. Indeed, in *Primedia*, the Delaware Court of Chancery stated: "The board's recommendation [in respect of the stockholders' vote to adopt a merger agreement] is material information that must be

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[1] *See* 8 *Del. C.* § 109(b) (emphasis added). We note that the Certificate of Incorporation contains no provision addressing the matters contemplated by the Proposal.

[2] *See, e.g.*, 8 *Del. C.* § 242 (requiring the board of directors to declare advisable amendments to the certificate of incorporation submitted to a vote of stockholders); *id* § 251 (requiring the board of directors to declare advisable a merger agreement submitted to stockholders for adoption thereby).

[3] *See generally In re Primedia S'holders Litig.*, 67 A.3d 455, 490-92 (Del. Ch. 2013); *see also Frontier Oil Corp. v. Holly Corp.*, 2005 WL 1039027, at *28 (Del.Ch. Apr. 29, 2005) (stating that "[r]evisiting the commitment to recommend the Merger was not merely something that the Merger Agreement allowed the [Target] Board to do; it was the duty of the [Target] Board to review the transaction to confirm that a favorable recommendation would continue to be consistent with its fiduciary duties").

[4] 8 *Del. C.* § 146.

communicated to the stockholders in connection with their vote on the merger."[5] The *Primedia* Court further stated that the "board has an ongoing obligation to review and update its recommendation" and that such "duty includes 'an obligation to use reasonable care in presenting a recommendation for stockholder action and in gathering and disseminating corporate information in connection with that recommendation.'"[6]

Information regarding the "outcome of votes cast by proxy on uncontested matters," which the bylaw contemplated by the Proposal would prohibit the directors from accessing in connection with a wide range of proposals submitted to stockholders, in our view, is information that directors may reasonably determine is necessary to make their recommendation to stockholders in connection with any proposal submitted to stockholders, to satisfy their duty of disclosure in connection with any such proposal, and to make any decision whether to abandon any such proposal prior to its approval or rejection or to adjourn or postpone a meeting to seek additional votes in favor of any such proposal. In this regard, the Delaware Court of Chancery, in *Mercier v. Inter-Tel (Delaware), Inc.*, stated that, "[a]s a matter of fiduciary duty, directors should not be advising stockholders to vote for transactions or charter changes unless the directors believe those measures are in the stockholders' best interests" and that "when directors believe that measures are in the stockholders' best interests, they have a fiduciary duty to pursue the implementation of those measures in an efficient fashion."[7] The *Mercier* Court clarified that while directors may not "use inequitable means that dupe or dragoon stockholders into consenting," they are entitled to "use the legal means at their disposal in order to pursue stockholder approval, means that often include tools like the ability to set and revise meeting dates or to adjourn a convened meeting."[8] Because the bylaw contemplated by the Proposal would not provide the Company's board of directors a "fiduciary out" to access information regarding the outcome of the vote, or to use it in connection with their recommendation to stockholders, their disclosure of information to stockholders or their decision whether to abandon a proposal or to adjourn or postpone a meeting to seek additional votes in favor of a proposal, it

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[5] *Primedia*, 67 A.2d at 491.

[6] *Id.* (internal citations omitted). Similarly, in *Phelps Dodge Corp. v. Cyprus Amax Minerals Co.*, 1999 WL 1054255, at *1 (Del. Ch. Sept. 27, 1999), the Court, in addressing a so-called "no talk" provision that prohibited a corporation from entertaining third-party offers, stated: "Under our law, a board of directors must be informed of all material information reasonably available. . . . No-talk provisions, thus, in my view, are troubling precisely because they prevent a board from meeting its duty to make an informed judgment with respect to even considering whether to negotiate with a third party." While the *Phelps Dodge* Court stated that its ruling should not be understood to suggest that the target corporation should have negotiated with a third party bidder, it clarified that its ruling was meant "to say, rather, that [the target corporation's board] simply should not have completely foreclosed the opportunity to do so, as this is the legal equivalent of willful blindness, a blindness that may constitute a breach of a board's duty of care; that is, the duty to take care to be informed of all material information reasonably available." *Id.* at *2.

[7] *Mercier v. Inter-Tel (Delaware), Inc.*, 929 A.2d 786, 808 (Del. Ch. 2007).

[8] *Id.*

would impermissibly infringe upon the board's discharge of its fiduciary duties in the foregoing contexts.[9]

The bylaw contemplated by the Proposal, if adopted and implemented, would impermissibly restrict the Board's management of the business and affairs of the Company as to the foregoing matters. Such decisions are reserved by statute to the discretion of the Board, not the stockholders.[10] The Delaware courts have held that stockholders cannot substantively limit the board's ability to make business judgments on matters of management policy.[11] Directors of Delaware corporations must be able to make decisions—including the decision whether to update their recommendation to stockholders, to modify or supplement any disclosure document, or to abandon any such proposal prior to its approval or rejection or to adjourn or postpone a meeting to seek additional votes in favor of any such proposal—in the best interests of the corporation and all of its stockholders. Under Delaware law, no bylaw may "limit in a substantial way the freedom of director decisions on matters of management policy."[12]

The Delaware courts have consistently applied these principles to prevent attempts to dictate future conduct or decisions by directors. In *CA, Inc. v. AFSCME Employees Pension Plan*, for example, the Delaware Supreme Court held that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a bylaw provision that required future boards of directors to reimburse stockholders for the reasonable expenses they incurred in

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[9] Indeed, the Delaware courts have recognized that directors may have a "compelling justification" to delay a meeting to solicit additional votes in favor of a proposal. *Id.* at 819 ("In the corporate context, compelling circumstances are presented when independent directors believe that: (1) stockholders are about to reject a third-party merger proposal that the independent directors believe is in their best interests; (2) information useful to the stockholders' decision-making process has not been considered adequately or not yet been publicly disclosed; and (3) if the stockholders vote no, the acquiror will walk away without making a higher bid and that the opportunity to receive the bid will be irretrievably lost. . . . When directors act for the purpose of preserving what the directors believe in good faith to be a value-maximizing offer, they act for a compelling reason in the corporate context.").

[10] 8 *Del. C.* § 141(a) (providing that the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation); *see also Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984), *overruled in part on other grounds*, *Brehm v. Eisner*, 746 A.2d 244 (Del. 2000) (noting that a "cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation"); *Gimbel v. Signal Cos., Inc.*, 316 A.2d 599, 608 (Del. Ch.), *aff'd*, 316 A.2d 619 (Del. 1974).

[11] *See, e.g., Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956)), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del. 1980).

[12] *Abercrombie*, 123 A.2d at 899.

connection with a proxy contest.[13] The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate."[14] As with the bylaw at issue in *AFSCME*, the bylaw contemplated by the Proposal, if adopted and implemented, would substantively infringe upon director decision-making, without regard to factors that affect their fiduciary judgments at the time of the decision. Accordingly, the Delaware Supreme Court's reasoning in *AFSCME* compels the conclusion that the bylaw contemplated by the Proposal would be invalid if it were adopted and implemented, as such bylaw contains no exception permitting the Board to deviate from the bylaw if the directors determine their fiduciary duties require them to do so.

Moreover, the bylaw contemplated by the Proposal, if adopted and implemented, would violate the directors' rights to access books and records of the Company in furtherance of the discharge of their fiduciary duties. Section 220(d) of the General Corporation Law provides that "any director shall have the right to examine the corporation's stock ledger, a list of its stockholders and its other books and records for a purpose reasonably related to the director's position as a director."[15] Under Delaware law, the directors' right to information under Section 220(d) is "essentially unfettered in nature."[16] The directors' "essentially unfettered" right to information stems from their duty to manage the business and affairs of the corporation under Section 141(a) of the General Corporation Law.[17] As long as a director has a "proper purpose" for accessing corporate records, which Delaware law presumes a director to have when it is related to the director's position as a director, a Delaware court will order the corporation to

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[13] 953 A.2d 227, 239 (Del. 2008).

[14] *Id.* The General Corporation Law was amended after the *AFSCME* decision to add Section 113, which specifically permits Delaware corporations to adopt bylaws providing for the reimbursement by the corporation of expenses incurred by a stockholder in soliciting proxies in connection with the election of directors, subject to such conditions as the bylaws may prescribe. *See* 8 *Del. C.* § 113. The addition of Section 113, however, did not overrule the principles of common law adopted by the Supreme Court in *AFSCME*. Rather, the adoption of Section 113 provides further evidence and support of the principle that a future board cannot be divested of its managerial power through the bylaws unless that divestiture is expressly permitted by the General Corporation Law.

[15] 8 *Del. C.* § 220(d).

[16] *Schoon v. Troy Corp.*, 2006 WL 1851481, at *1 n.8 (Del. Ch. June 27, 2006) (quoting *Milstein v. DEC Ins. Brokerage Corp.*, C.A. Nos. 17586, 17587, at 3 (Del. Ch. Feb. 1, 2000) (TRANSCRIPT)).

[17] *See In re Information Management Services, Inc.*, 81 A.3d 278, 290 (Del. Ch. 2013) (stating that "because of their statutory obligation to manage the business and affairs of the corporation and the concomitant fiduciary duties they owe to the corporation and its stockholders, individual directors have informational rights that are 'essentially unfettered in nature'").

provide the director access to corporate information the directors requests.[18] As noted above, the Company's directors may determine that information regarding the outcome of votes cast by proxy is reasonably related to their position as a director, including for purposes of revisiting their recommendation as to any matter submitted to a vote of stockholders and ensuring that their recommendation to stockholders is current and candid. Because the bylaw contemplated by the Proposal would flatly prohibit the Company's directors from accessing information maintained by the Company as to the outcome of votes cast by proxy on a wide range of proposals, and would contain no exception for the provision of such information even if ordered by a court pursuant to Section 220(d) of the General Corporation Law, it would, if adopted and implemented, violate the directors' rights to access corporate books and records under Section 220 of the General Corporation Law.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the bylaw contemplated by the Proposal, if adopted and implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the Proponent in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

JMZ/SN

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[18] Section 141(a) of the General Corporation Law provides: "The business and affairs of every corporation organized under [the General Corporation Law] shall be managed by or under the direction of a board of directors, except as may be otherwise provided in [the General Corporation Law] or in its certificate of incorporation." *See id.* ("If an individual director needed to access an employee's work email for a legitimate purpose, which the law presumes the director to have, then the director could do so. *See* 8 *Del. C.* § 220(d).").